YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

2015 Annual Meeting of Stockholders

June 4, 2015
8:00 a.m. local time

This Proxy is Solicited on Behalf of The Board of Directors

Please Be Sure To Mark, Sign, Date, and Return Your Proxy Card in the Envelope Provided

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▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY — CLASS A

Please mark your votes like this  **X**

1. Election of Directors
The Board of Directors recommends a vote "FOR ALL NOMINEES."

		NOMINEES:	
FOR ALL NOMINEES	☐	❍ (01) Dennis L. Brack	_____
		❍ (02) James R. Engebretsen	_____
WITHHOLD AUTHORITY FOR ALL NOMINEES	☐	❍ (03) Dennis A. Everson	_____
		❍ (04) Mitchell A. Johnson	_____
FOR ALL EXCEPT (See instructions below)	☐	❍ (05) Clark B. Maxwell	_____

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

If you do withhold authority to vote for any nominee(s), your votes will be allocated equally among the remaining nominees unless you specify a different allocation in the space above.

*TO CUMULATE YOUR VOTE, SEE INSTRUCTION AT RIGHT.

_____

_____

_____

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	**AGAINST**	**ABSTAIN**
2. Proposal to ratify the selection of PricewaterhouseCoopers LLP as independent auditors for Farmer Mac for the fiscal year ending December 31, 2015.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 2.

	FOR	**AGAINST**	**ABSTAIN**
3. Proposal to approve, on an advisory basis, the compensation of Farmer Mac's named executive officers disclosed in the Proxy Statement.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 3.

*INSTRUCTIONS TO CUMULATE YOUR VOTE: To cumulate your vote for one or more of the listed nominees, write the manner in which such votes shall be cumulated by indicating the allocation by percentage or number of votes in the space to the right of the nominee name(s). The cumulative number of votes you have is 5 times the number of shares of Class A Voting Common Stock you owned on April 15, 2015. All of your votes may be cast for a single nominee or may be distributed among any number of nominees. If you are cumulating your vote, do <u>not</u> mark the circle to the left of the name of the nominee(s) for whom you are voting.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature_____ Signature_____ Date_____, 2015.
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CLASS A VOTING COMMON STOCK
FEDERAL AGRICULTURAL MORTGAGE CORPORATION

ANNUAL MEETING OF STOCKHOLDERS
8:00 a.m. on June 4, 2015

The Town Hall
1999 K Street, N.W., First Floor
Washington D.C. 20006

<u>NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL</u>:
The Notice of Annual Meeting, Proxy Statement, Proxy Card, and 2014 Annual Report
are available at www.farmermac.com/investors/equity/stockholders

Please sign, date, and mail
your proxy card in the
envelope provided as soon
as possible.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

FEDERAL AGRICULTURAL MORTGAGE CORPORATION
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS, JUNE 4, 2015

This Proxy is Solicited on behalf of the Board of Directors

The undersigned hereby appoints Timothy L. Buzby, R. Dale Lynch, and Stephen P. Mullery, and any of them, as Proxies for the undersigned and to vote all of the shares of **Class A Voting Common Stock** of the FEDERAL AGRICULTURAL MORTGAGE CORPORATION ("Farmer Mac") that the undersigned is entitled to vote at the Annual Meeting of Stockholders of Farmer Mac to be held at 8:00 a.m. on June 4, 2015 at The Town Hall, 1999 K Street, N.W., First Floor, Washington, D.C. 20006, and at any adjournment or postponement thereof.

The Board of Directors recommends a vote
FOR the election of all nominees, FOR proposal 2, and FOR proposal 3.

In their discretion, the Proxies are authorized to vote on such other matters as may properly come before the meeting. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS and, when properly executed, will be voted as instructed herein. If no instructions are given, this proxy will be voted FOR the election of all nominees, FOR proposal 2, and FOR proposal 3.

PLEASE VOTE, DATE, AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

(Continued, and to be marked, dated and signed, on the other side)

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

2015 Annual Meeting of Stockholders

June 4, 2015
8:00 a.m. local time

This Proxy is Solicited on Behalf of The Board of Directors

Please Be Sure To Mark, Sign, Date, and Return Your Proxy Card in the Envelope Provided

---

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY — CLASS B

Please mark your votes like this  **X**

1. Election of Directors
The Board of Directors recommends a vote "FOR ALL NOMINEES."

NOMINEES:

FOR ALL NOMINEES ☐	○ (01) Richard H. Davidson	_____
	○ (02) Douglas L. Flory	_____
WITHHOLD AUTHORITY FOR ALL NOMINEES ☐	○ (03) Thomas W. Hill	_____
	○ (04) James B. McElroy	_____
FOR ALL EXCEPT (See instructions below) ☐	○ (05) Douglas E. Wilhelm	_____

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

If you do withhold authority to vote for any nominee(s), your votes will be allocated equally among the remaining nominees unless you specify a different allocation in the space above.

*TO CUMULATE YOUR VOTE, SEE INSTRUCTION AT RIGHT.

_____

_____

_____

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to ratify the selection of PricewaterhouseCoopers LLP as independent auditors for Farmer Mac for the fiscal year ending December 31, 2015.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 2.

	FOR	AGAINST	ABSTAIN
3. Proposal to approve, on an advisory basis, the compensation of Farmer Mac's named executive officers disclosed in the Proxy Statement.	☐	☐	☐

The Board of Directors recommends a vote "FOR" proposal 3.

*INSTRUCTIONS TO CUMULATE YOUR VOTE: To cumulate your vote for one or more of the listed nominees, write the manner in which such votes shall be cumulated by indicating the allocation by percentage or number of votes in the space to the right of the nominee name(s). The cumulative number of votes you have is 5 times the number of shares of Class B Voting Common Stock you owned on April 15, 2015. All of your votes may be cast for a single nominee or may be distributed among any number of nominees. If you are cumulating your vote, do <u>not</u> mark the circle to the left of the name of the nominee(s) for whom you are voting.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature_____ Signature_____ Date_____, 2015.

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee, or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

CLASS B VOTING COMMON STOCK
FEDERAL AGRICULTURAL MORTGAGE CORPORATION

ANNUAL MEETING OF STOCKHOLDERS
8:00 a.m. on June 4, 2015

The Town Hall
1999 K Street, N.W., First Floor
Washington D.C. 20006

<u>NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL</u>:
The Notice of Annual Meeting, Proxy Statement, Proxy Card, and 2014 Annual Report
are available at www.farmermac.com/investors/equity/stockholders

Please sign, date, and mail
your proxy card in the
envelope provided as soon
as possible.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

FEDERAL AGRICULTURAL MORTGAGE CORPORATION
PROXY FOR ANNUAL MEETING OF STOCKHOLDERS, JUNE 4, 2015
This Proxy is Solicited on behalf of the Board of Directors

The undersigned hereby appoints Timothy L. Buzby, R. Dale Lynch, and Stephen P. Mullery, and any of them, as Proxies for the undersigned and to vote all of the shares of **Class B Voting Common Stock** of the FEDERAL AGRICULTURAL MORTGAGE CORPORATION ("Farmer Mac") that the undersigned is entitled to vote at the Annual Meeting of Stockholders of Farmer Mac to be held at 8:00 a.m. on June 4, 2015 at The Town Hall, 1999 K Street, N.W., First Floor, Washington, D.C. 20006, and at any adjournment or postponement thereof.

The Board of Directors recommends a vote
FOR the election of all nominees, FOR proposal 2, and FOR proposal 3.

In their discretion, the Proxies are authorized to vote on such other matters as may properly come before the meeting. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS and, when properly executed, will be voted as instructed herein. If no instructions are given, this proxy will be voted FOR the election of all nominees, FOR proposal 2, and FOR proposal 3.

PLEASE VOTE, DATE, AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

(Continued, and to be marked, dated and signed, on the other side)